SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


03028599

JUL 31

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for July 30, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-102489
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 30, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: 

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

Exhibit	Page
99.1 Computational Materials	4

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTEMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC6

$1,037,835,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC6
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)[4]
1-A1[5]	224,910,000	1M Libor	NOT OFFERED		15.00%	TBD	7/25/2033	Aaa/AAA/AAA
1-A2[5]	57,591,000	1M Libor	0.99	1-26	15.00%	TBD	7/25/2033	Aaa/AAA/AAA
1-A3[5]	208,395,000	(6)	NOT OFFERED		15.00%	(6)	7/25/2033	Aaa/AAA/AAA
2-A [7]	209,739,000	1M Libor	NOT OFFERED		15.00%	TBD	7/25/2033	Aaa/AAA/AAA
3-A1[8]	156,296,000	1M Libor	1.78	1-65	15.00%	TBD	7/25/2033	Aaa/AAA/AAA
3-A2[8]	31,000,000	1M Libor	NOT OFFERED		15.00%	TBD	7/25/2033	Aaa/AAA/AAA
A-IO [9]	Notional	6.00%	N/A	N/A	N/A	N/A	1/25/2005	Aaa/AAA/AAA
M1	60,066,000	1M Libor	5.00	39-90	9.25%	TBD	7/25/2033	Aa2/AA/AA
M2	47,008,000	1M Libor	4.97	38-90	4.75%	TBD	7/25/2033	A2/A/A
M3	13,058,000	1M Libor	4.95	37-90	3.50%	TBD	7/25/2033	A3/A-/A-
M4	13,058,000	1M Libor	4.83	37-90	2.25%	TBD	7/25/2033	Baa1/BBB+/BBB+
M5	9,402,000	1M Libor	4.39	37-75	1.35%	TBD	7/25/2033	Baa2/BBB/BBB
B	7,312,000	1M Libor	3.48	37-56	0.65%	TBD	7/25/2033	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)[4]
1-A1[5]	224,910,000	1M Libor	NOT OFFERED		15.00%	TBD	7/25/2033	Aaa/AAA/AAA
1-A2[5]	57,591,000	1M Libor	0.99	1-26	15.00%	TBD	7/25/2033	Aaa/AAA/AAA
1-A3[5]	208,395,000	(6)	NOT OFFERED		15.00%	(6)	7/25/2033	Aaa/AAA/AAA
2-A [7]	209,739,000	1M Libor	NOT OFFERED		15.00%	TBD	7/25/2033	Aaa/AAA/AAA
3-A1[8]	156,296,000	1M Libor	1.78	1-65	15.00%	TBD	7/25/2033	Aaa/AAA/AAA
3-A2[8]	31,000,000	1M Libor	NOT OFFERED		15.00%	TBD	7/25/2033	Aaa/AAA/AAA
A-IO [9]	Notional	6.00%	N/A	N/A	N/A	N/A	1/25/2005	Aaa/AAA/AAA
M1	60,066,000	1M Libor	5.45	39-147	9.25%	TBD	7/25/2033	Aa2/AA/AA
M2	47,008,000	1M Libor	5.28	38-129	4.75%	TBD	7/25/2033	A2/A/A
M3	13,058,000	1M Libor	5.07	37-104	3.50%	TBD	7/25/2033	A3/A-/A-
M4	13,058,000	1M Libor	4.84	37-92	2.25%	TBD	7/25/2033	Baa1/BBB+/BBB+
M5	9,402,000	1M Libor	4.39	37-75	1.35%	TBD	7/25/2033	Baa2/BBB/BBB
B	7,312,000	1M Libor	3.48	37-56	0.65%	TBD	7/25/2033	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Discount bonds will be priced at 30% CPR. Assumed settlement date of 6/30/2003 and assumed first payment date of 7/25/2003.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.65%.

(4) All Classes of Certificates will be rated by Moody's, S&P and Fitch

(5) Class 1-A1, Class 1-A2 and Class 1-A3 are the Group 1 Senior Certificates.

(6) Class 1-A3 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A is the Group 2 Senior Certificate.

(8) Class 3-A1 and Class 3-A2 are the Group 3 Senior Certificates

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3. Group 1 is further divided into two subgroups, Subgroup 1(1) and Subgroup 1(2).

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

Subgroup 1(1) principal will be paid to the Class 1-A1 and Subgroup 1(2) principal will be paid to the Class 1-A2, until either one has been reduced to zero. If either the 1-A1 or 1-A2 has been reduced to zero, all Group 1 principal will be paid to the remaining class. If both the Class 1-A1 and the Class 1-A2 have been reduced to zero, all Group 1 principal will be paid to the Class 1-A3. All Group 2 principal will be paid to the Class 2-A, until reduced to zero. All Group 3 principal will be paid to the Class 3-A1 and Class 3-A2, sequentially and in that order, until reduced to zero.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated first *pro rata* between the Class 1-A1 and the Class 1-A2, then to the Class 1-A3, and in the case of Group 3 to be allocated to the Group 3 Senior Certificates to the Class 3-A1 and Class 3-A2, sequentially and in that order. When the Senior Certificates of all three groups have been reduced to zero, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Subgroup 1(1) principal will be paid to the Class 1-A1 and Subgroup 1(2) principal will be paid to the Class 1-A2, to the Targeted Senior Enhancement Percentage. If either the 1-A1 or 1-A2 has been reduced to zero, all Group 1 principal will be paid to the remaining class, to the Targeted Senior Enhancement Percentage. If both the Class 1-A1 and 1-A2 have been reduced to zero, all Group 1 principal will be paid to the Class 1-A3, to the Targeted Senior Enhancement Percentage. All Group 2 principal will be paid to the Class 2-A, and all Group 3 principal will be paid to the Class 3-A1 and Class 3-A2, sequentially and in that order, to the Targeted Senior Enhancement Percentage. When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certifcates of the other groups, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.65% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class 1-A3 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their Net Funds Cap (as defined herein). Beginning on July 25, 2005, the Class 1-A3 Certificates will accrue interest at a rate equal to the lesser of (i) one-month LIBOR plus a margin and (ii) their Net Funds Cap (as defined herein) and beginning on August 25, 2005 will receive interest based on this new floating rate. Interest for the Class 1-A3 will be calculated on a 30/360 basis for the first 24 Distribution Dates and on an actual/360 basis thereafter.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A3 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on July 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A1, Class 1-A2, Class 1-A3 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to the Class 3-A1, Class 3-A2 and Component A-IO(3) from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

Interest Payment Priority (continued)

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 1-A3, Class 2-A, Class 3-A1 and Class 3-A2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(11) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of three components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	A-IO(3) Notional Amount	Total Notional Amount
1-6	190,582,926	81,428,116	72,714,958	344,726,000
7-12	155,931,736	66,623,111	59,494,153	282,049,000
13-18	103,954,675	44,415,486	39,662,839	188,033,000

On and after the 19th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Balance will be approximately 55% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 24% of the aggregate Class A-IO Notional Balance. The A-IO(3) Component Notional Balance will be approximately 21% of the aggregate Class A-IO notional balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at-the-money strike rate . It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)	Month	Approximate Notional Balance ($)
1	-	13	446,650,028
2	611,993,265	14	426,845,154
3	602,913,168	15	406,750,694
4	592,477,803	16	386,415,091
5	580,711,534	17	365,889,989
6	567,646,045	18	347,091,654
7	553,334,277	19	328,940,220
8	537,821,375	20	311,413,433
9	521,159,554	21	294,489,803
10	503,599,585	22	278,148,580
11	485,193,798	23	262,380,701
12	466,110,658	24	237,830,945

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A3 and the first 24 Distribution Dates, (b) will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of a MGIC Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (45.5%), BNC (18.9%), People's Choice Home Loan (13.5%) Fieldstone (13.4%), Wells Fargo (5.1%) and Encore (3.2%) and as of the closing date will be serviced by Option One (45.5%), Ocwen (30.6%), Wilshire (18.9%) and Wells Fargo (5.1%).

Mortgage Insurance

Approximately 70.1% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") or Amerin. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 1-A3, 2-A, 3-A1 and 3-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1, 1-A2, 2-A, 3-A1 and 3-A2 will [double], the margin on Class 1-A3 will increase by [0.25%] and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 1-A3, 2-A, 3-A1, 3-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 1-A3, 2-A, 3-A1, 3-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 1-A3, 2-A, 3-A1 and 3-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.65% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 50% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr>
<td>1-A1
Aaa/AAA/AAA
Libor Floater
(Subgroup 1(1))</td>
<td>1-A2
Aaa/AAA/AAA
Libor Floater
(Subgroup 1(2))</td>
<td rowspan="2">2-A
Aaa/AAA/AAA
Libor Floater
(Group 2)</td>
<td>3-A1
Aaa/AAA/AAA
Libor Floater
(Group 3)</td>
<td rowspan="2">A-IO
Aaa/AAA/AAA
6.00% Interest
Rate</td>
</tr>
<tr>
<td colspan="2">1-A3
Aaa/AAA/AAA
Fixed-Floating
(Group 1)</td>
<td>3-A2
Aaa/AAA/AAA
Libor Floater
(Group 3)</td>
</tr>
<tr><td colspan="5">M1
Aa2/AA/AA
Libor Floater</td></tr>
<tr><td colspan="5">M2
A2/A/A
Libor Floater</td></tr>
<tr><td colspan="5">M3
A3/A-/A-
Libor Floater</td></tr>
<tr><td colspan="5">M4
Baa1/BBB+/BBB+
Libor Floater</td></tr>
<tr><td colspan="5">M5
Baa2/BBB/BBB
Libor Floater</td></tr>
<tr><td colspan="5">B
Baa3/BBB-/BBB-
Libor Floater</td></tr>
</table>

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 1-A3, 2-A, 3-A1 and 3-A2.

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

	Summary of Terms
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC6
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: August 25, 2003
Statistical Calculation Date:	June 1, 2003
Cut-Off Date:	July 1, 2003
Expected Pricing Date:	July [ ], 2003
Closing Date:	July 30, 2003
Settlement Date:	July 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	July 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 1-A2, 1-A3 (following the 24th Distribution Date), 2-A, 3-A1, 3-A2, M1, M2, M3, M4, M5 and B 30/360 on Class 1-A3 (for the first 24 Distribution Dates) and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.005% of the Group principal balance annually

	Summary of Terms (continued)
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 1-A3, 2-A, 3-A1 and 3-A2. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.03	1.35	0.99	0.77	0.62
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	6/25/2006	9/25/2005	3/25/2005	11/25/2004
Class 1-A2					
Avg. Life (yrs)	2.02	1.34	0.99	0.77	0.62
Window (mos)	1-54	1-36	1-26	1-20	1-16
Expected Final Mat.	12/25/2007	6/25/2006	8/25/2005	2/25/2005	10/25/2004
Class 1-A3					
Avg. Life (yrs)	9.56	6.48	4.72	3.52	2.62
Window (mos)	54-177	36-122	27-90	21-70	17-57
Expected Final Mat.	3/25/2018	8/25/2013	12/25/2010	4/25/2009	3/25/2008
Class 2-A					
Avg. Life (yrs)	5.16	3.47	2.52	1.90	1.43
Window (mos)	1-177	1-122	1-90	1-70	1-57
Expected Final Mat.	3/25/2018	8/25/2013	12/25/2010	4/25/2009	3/25/2008
Class 3-A1					
Avg. Life (yrs)	3.66	2.45	1.78	1.31	1.04
Window (mos)	1-129	1-87	1-65	1-50	1-31
Expected Final Mat.	3/25/2014	9/25/2010	11/25/2008	8/25/2007	1/25/2006
Class 3-A2					
Avg. Life (yrs)	13.67	9.39	6.94	5.40	3.91
Window (mos)	129-177	87-122	65-90	50-70	31-57
Expected Final Mat.	3/25/2018	8/25/2013	12/25/2010	4/25/2009	3/25/2008
Class M1					
Avg. Life (yrs)	9.72	6.59	5.00	4.32	4.23
Window (mos)	56-177	37-122	39-90	41-70	44-57
Expected Final Mat.	3/25/2018	8/25/2013	12/25/2010	4/25/2009	3/25/2008
Class M2					
Avg. Life (yrs)	9.72	6.59	4.97	4.16	3.82
Window (mos)	56-177	37-122	38-90	39-70	40-57
Expected Final Mat.	3/25/2018	8/25/2013	12/25/2010	4/25/2009	3/25/2008
Class M3					
Avg. Life (yrs)	9.72	6.59	4.95	4.10	3.68
Window (mos)	56-177	37-122	37-90	38-70	39-57
Expected Final Mat.	3/25/2018	8/25/2013	12/25/2010	4/25/2009	3/25/2008
Class M4					
Avg. Life (yrs)	9.52	6.44	4.83	4.00	3.55
Window (mos)	56-177	37-122	37-90	37-70	38-57
Expected Final Mat.	3/25/2018	8/25/2013	12/25/2010	4/25/2009	3/25/2008
Class M5					
Avg. Life (yrs)	8.69	5.85	4.39	3.62	3.25
Window (mos)	56-150	37-102	37-75	37-58	37-47
Expected Final Mat.	12/25/2015	12/25/2011	9/25/2009	4/25/2008	5/25/2007
Class B					
Avg. Life (yrs)	6.74	4.50	3.48	3.12	3.07
Window (mos)	56-112	37-76	37-56	37-43	37-37
Expected Final Mat.	10/25/2012	10/25/2009	2/25/2008	1/25/2007	7/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed closing date of 6/30/2003 and assumed first payment date of 7/25/2003.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.32	0.85	0.61
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	5/25/2006	4/25/2005	10/25/2004
Class 1-A2			
Avg. Life (yrs)	1.27	0.82	0.59
Window (mos)	1-34	1-22	1-16
Expected Final Mat.	4/25/2006	4/25/2005	10/25/2004
Class 1-A3			
Avg. Life (yrs)	6.27	3.90	2.45
Window (mos)	35-118	22-76	16-54
Expected Final Mat.	4/25/2013	10/25/2009	12/25/2007
Class 2-A			
Avg. Life (yrs)	3.43	2.15	1.39
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	4/25/2013	10/25/2009	12/25/2007
Class 3-A1			
Avg. Life (yrs)	2.31	1.42	0.98
Window (mos)	1-82	1-53	1-29
Expected Final Mat.	4/25/2010	11/25/2007	11/25/2005
Class 3-A2			
Avg. Life (yrs)	8.95	5.76	3.45
Window (mos)	82-118	53-76	29-54
Expected Final Mat.	4/25/2013	10/25/2009	12/25/2007
Class M1			
Avg. Life (yrs)	6.37	4.48	4.23
Window (mos)	37-118	40-76	45-54
Expected Final Mat.	4/25/2013	10/25/2009	12/25/2007
Class M2			
Avg. Life (yrs)	6.37	4.38	3.77
Window (mos)	37-118	38-76	40-54
Expected Final Mat.	4/25/2013	10/25/2009	12/25/2007
Class M3			
Avg. Life (yrs)	6.37	4.34	3.61
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	4/25/2013	10/25/2009	12/25/2007
Class M4			
Avg. Life (yrs)	6.23	4.23	3.49
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	4/25/2013	10/25/2009	12/25/2007
Class M5			
Avg. Life (yrs)	5.66	3.84	3.21
Window (mos)	37-99	37-64	37-45
Expected Final Mat.	9/25/2011	10/25/2008	3/25/2007
Class B			
Avg. Life (yrs)	4.36	3.20	3.07
Window (mos)	37-73	37-47	37-37
Expected Final Mat.	7/25/2009	5/25/2007	7/25/2006

Assumed closing date of 6/30/2003 and assumed first payment date of 7/25/2003.

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.03	1.35	0.99	0.77	0.62
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	6/25/2006	9/25/2005	3/25/2005	11/25/2004
Class 1-A2					
Avg. Life (yrs)	2.02	1.34	0.99	0.77	0.62
Window (mos)	1-54	1-36	1-26	1-20	1-16
Expected Final Mat.	12/25/2007	6/25/2006	8/25/2005	2/25/2005	10/25/2004
Class 1-A3					
Avg. Life (yrs)	10.41	7.16	5.25	3.94	2.95
Window (mos)	54-316	36-247	27-189	21-149	17-120
Expected Final Mat.	10/25/2029	1/25/2024	3/25/2019	11/25/2015	6/25/2013
Class 2-A					
Avg. Life (yrs)	5.49	3.72	2.71	2.04	1.54
Window (mos)	1-310	1-238	1-179	1-139	1-109
Expected Final Mat.	4/25/2029	4/25/2023	5/25/2018	1/25/2015	7/25/2012
Class 3-A1					
Avg. Life (yrs)	3.66	2.45	1.78	1.31	1.04
Window (mos)	1-129	1-87	1-65	1-50	1-31
Expected Final Mat.	3/25/2014	9/25/2010	11/25/2008	8/25/2007	1/25/2006
Class 3-A2					
Avg. Life (yrs)	16.11	11.40	8.54	6.71	4.98
Window (mos)	129-317	87-249	65-191	50-151	31-122
Expected Final Mat.	11/25/2029	3/25/2024	5/25/2019	1/25/2016	8/25/2013
Class M1					
Avg. Life (yrs)	10.47	7.17	5.45	4.67	4.50
Window (mos)	56-269	37-195	39-147	41-115	44-93
Expected Final Mat.	11/25/2025	9/25/2019	9/25/2015	1/25/2013	3/25/2011
Class M2					
Avg. Life (yrs)	10.27	7.00	5.28	4.41	4.01
Window (mos)	56-243	37-172	38-129	39-101	40-81
Expected Final Mat.	9/25/2023	10/25/2017	3/25/2014	11/25/2011	3/25/2010
Class M3					
Avg. Life (yrs)	9.93	6.74	5.07	4.19	3.74
Window (mos)	56-201	37-140	37-104	38-81	39-65
Expected Final Mat.	3/25/2020	2/25/2015	2/25/2012	3/25/2010	11/25/2008
Class M4					
Avg. Life (yrs)	9.52	6.44	4.84	4.00	3.55
Window (mos)	56-181	37-124	37-92	37-72	38-58
Expected Final Mat.	7/25/2018	10/25/2013	2/25/2011	6/25/2009	4/25/2008
Class M5					
Avg. Life (yrs)	8.69	5.85	4.39	3.62	3.25
Window (mos)	56-150	37-102	37-75	37-58	37-47
Expected Final Mat.	12/25/2015	12/25/2011	9/25/2009	4/25/2008	5/25/2007
Class B					
Avg. Life (yrs)	6.74	4.50	3.48	3.12	3.07
Window (mos)	56-112	37-76	37-56	37-43	37-37
Expected Final Mat.	10/25/2012	10/25/2009	2/25/2008	1/25/2007	7/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed closing date of 6/30/2003 and assumed first payment date of 7/25/2003.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.32	0.85	0.61
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	5/25/2006	4/25/2005	10/25/2004
Class 1-A2			
Avg. Life (yrs)	1.27	0.82	0.59
Window (mos)	1-34	1-22	1-16
Expected Final Mat.	4/25/2006	4/25/2005	10/25/2004
Class 1-A3			
Avg. Life (yrs)	6.92	4.35	2.76
Window (mos)	35-241	22-161	16-115
Expected Final Mat.	7/25/2023	11/25/2016	1/25/2013
Class 2-A			
Avg. Life (yrs)	3.72	2.34	1.53
Window (mos)	1-241	1-162	1-116
Expected Final Mat.	7/25/2023	12/25/2016	2/25/2013
Class 3-A1			
Avg. Life (yrs)	2.31	1.42	0.98
Window (mos)	1-82	1-53	1-29
Expected Final Mat.	4/25/2010	11/25/2007	11/25/2005
Class 3-A2			
Avg. Life (yrs)	10.60	6.90	4.25
Window (mos)	82-240	53-161	29-115
Expected Final Mat.	6/25/2023	11/25/2016	1/25/2013
Class M1			
Avg. Life (yrs)	6.93	4.86	4.52
Window (mos)	37-189	40-124	45-88
Expected Final Mat.	3/25/2019	10/25/2013	10/25/2010
Class M2			
Avg. Life (yrs)	6.77	4.65	3.96
Window (mos)	37-167	38-109	40-77
Expected Final Mat.	5/25/2017	7/25/2012	11/25/2009
Class M3			
Avg. Life (yrs)	6.52	4.44	3.68
Window (mos)	37-135	38-88	39-62
Expected Final Mat.	9/25/2014	10/25/2010	8/25/2008
Class M4			
Avg. Life (yrs)	6.23	4.23	3.49
Window (mos)	37-120	37-78	38-55
Expected Final Mat.	6/25/2013	12/25/2009	1/25/2008
Class M5			
Avg. Life (yrs)	5.66	3.84	3.21
Window (mos)	37-99	37-64	37-45
Expected Final Mat.	9/25/2011	10/25/2008	3/25/2007
Class B			
Avg. Life (yrs)	4.36	3.20	3.07
Window (mos)	37-73	37-47	37-37
Expected Final Mat.	7/25/2009	5/25/2007	7/25/2006

Assumed closing date of 6/30/2003 and assumed first payment date of 7/25/2003.

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
6.8256%	3.87%
6.8356%	3.65%
6.8456%	3.43%
6.8556%	3.22%
6.8656%	3.00%
6.8756%	2.79%
6.8856%	2.57%
6.8956%	2.36%
6.9056%	2.14%
Mod. Dur.	0.67 [3]

(1) Shown at the Certificate pricing assumption as defined on page one.

(2) *These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.*

(3) Assumes a price of 6.8656% plus accrued interest. Assumed closing date is 6/30/03 and assumed first payment date is 7/25/03.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	N/A	31	8.74763	9.60925	8.59152	8.91823
2	N/A	N/A	N/A	N/A	32	8.74515	9.60769	8.58917	8.91599
3	N/A	N/A	N/A	N/A	33	9.67939	10.63535	9.50684	9.86880
4	N/A	N/A	N/A	N/A	34	8.74019	10.58016	9.18594	9.26884
5	N/A	N/A	N/A	N/A	35	9.82210	10.93057	9.48871	10.01361
6	N/A	N/A	N/A	N/A	36	9.50190	10.57578	9.17930	9.68752
7	N/A	N/A	N/A	N/A	37	9.81516	10.92604	9.48185	10.00725
8	N/A	N/A	N/A	N/A	38	9.49518	10.57139	9.17267	9.68134
9	N/A	N/A	N/A	N/A	39	9.49182	10.56919	9.16936	9.67825
10	N/A	N/A	N/A	N/A	40	9.80474	11.78635	10.03131	10.32053
11	N/A	N/A	N/A	N/A	41	10.14389	11.40348	9.70359	10.34854
12	N/A	N/A	N/A	N/A	42	10.47786	11.78085	10.02279	10.68967
13	N/A	N/A	N/A	N/A	43	10.13583	11.39816	9.69536	10.34114
14	N/A	N/A	N/A	N/A	44	10.13180	11.39549	9.69125	10.33744
15	N/A	N/A	N/A	N/A	45	11.21289	12.61349	10.72505	11.44093
16	N/A	N/A	N/A	N/A	46	10.12374	11.96917	9.93524	10.52002
17	N/A	N/A	N/A	N/A	47	10.71025	12.36505	10.26179	11.00675
18	N/A	N/A	N/A	N/A	48	10.36048	11.96320	9.92630	10.64774
19	N/A	N/A	N/A	N/A	49	10.70140	12.35889	10.25256	10.99859
20	N/A	N/A	N/A	N/A	50	10.35191	11.95723	9.91738	10.63986
21	N/A	N/A	N/A	N/A	51	10.34763	11.95424	9.91292	10.63593
22	N/A	N/A	N/A	N/A	52	10.68812	12.45769	10.28523	11.02175
23	N/A	N/A	N/A	N/A	53	10.40338	12.05277	9.94894	10.69784
24	N/A	N/A	N/A	N/A	54	10.74566	12.45138	10.27591	11.05034
25	8.43049	9.17465	8.36752	8.59299	55	10.39468	12.04666	9.93993	10.68992
26	8.15668	8.87751	8.09604	8.31416	56	10.39034	12.04361	9.93544	10.68598
27	8.15482	8.87633	8.09447	8.31252	57	11.10227	12.87094	10.61584	11.41875
28	8.42472	9.93440	8.88519	8.87845	58	10.38165	12.14169	9.97099	10.71217
29	8.75258	9.61238	8.59622	8.92269	59	10.77805	12.54969	10.30493	11.09836
30	9.04178	9.93118	8.88033	9.21781	60	10.42598	12.14175	9.96796	10.73641

(1) Based on 1 month Libor and 6 month Libor of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumed closing date is 6/30/2003 and assumed first payment date is 7/25/2003.

*SAIL 2003-BC6 Collateral Summary –Aggregate**

Total Number of Loans	6,504	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,044,625,013	Yes	28.7%
Average Loan Principal Balance	$160,613	No	71.3%
Fixed Rate	27.6%		
Adjustable Rate	72.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	78.1%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.8%	Yes	70.1%
Weighted Average Margin	5.7%	No	29.9%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.1%	None	21.9%
Weighted Average Floor	7.8%	0.001-1.000	5.3%
Weighted Average Original Term (mo.)	355.3	1.001-2.000	52.3%
Weighted Average Remaining Term (mo.)	353.1	2.001-3.000	20.3%
Weighted Average Loan Age (mo.)	2.3	4.001-5.000	0.1%
Weighted Average Combined LTV	79.8%		
Non-Zero Weighted Average FICO	616		
Non-Zero Weighted Average DTI	40.5%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		3% of the Cut-off Date principal balance)	
First	99.8%	CA	34.1%
Second	0.2%	NY	7.3%
		FL	6.1%
Product Type		IL	5.7%
2/28 ARM (LIBOR)	64.3%	MA	5.6%
Fixed Rate	27.4%	TX	4.5%
3/27 ARM (LIBOR)	7.5%	NJ	3.2%
15/15	0.5%	CO	3.0%
Other	0.3%		
		Occupancy Status	
		Primary Home	92.4%
		Investment	6.9%
		Second Home	0.7%

**As of Statistical Calculation Date*

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	291	$11,787,636.34	1.13%
50,000.01 - 100,000.00	1,782	133,901,346.97	12.82
100,000.01 - 150,000.00	1,559	194,091,035.88	18.58
150,000.01 - 200,000.00	1,104	192,603,519.67	18.44
200,000.01 - 250,000.00	738	165,115,374.44	15.81
250,000.01 - 300,000.00	437	119,398,733.46	11.43
300,000.01 - 350,000.00	264	85,721,315.09	8.21
350,000.01 - 400,000.00	163	61,528,542.63	5.89
400,000.01 - 450,000.00	73	31,058,350.60	2.97
450,000.01 - 500,000.00	53	25,466,171.40	2.44
500,000.01 - 550,000.00	15	7,950,610.09	0.76
550,000.01 - 600,000.00	10	5,820,466.55	0.56
600,000.01 - 650,000.00	9	5,719,323.54	0.55
650,000.01 - 700,000.00	2	1,378,255.76	0.13
700,000.01 - 750,000.00	3	2,165,620.18	0.21
900,000.01 - 950,000.00	1	918,710.20	0.09
Total:	**6,504**	**$1,044,625,012.80**	**100.00%**

Minimum: $16,488.60
Maximum: $918,710.20
Average: $160,612.70

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	11	$1,929,155.48	0.18%
5.501 - 6.000	84	19,597,035.15	1.88
6.001 - 6.500	362	72,973,441.04	6.99
6.501 - 7.000	919	187,151,005.87	17.92
7.001 - 7.500	1,012	179,377,912.93	17.17
7.501 - 8.000	1,229	207,212,807.79	19.84
8.001 - 8.500	915	133,443,047.50	12.77
8.501 - 9.000	897	128,161,525.05	12.27
9.001 - 9.500	379	47,456,297.71	4.54
9.501 - 10.000	320	37,981,026.58	3.64
10.001 - 10.500	121	11,348,597.25	1.09
10.501 - 11.000	129	10,493,174.85	1.00
11.001 - 11.500	41	2,905,019.22	0.28
11.501 - 12.000	50	2,888,669.40	0.28
12.001 - 12.500	17	885,030.12	0.08
12.501 - 13.000	8	287,004.11	0.03
13.001 - 13.500	3	195,891.78	0.02
13.501 - 14.000	2	106,941.90	0.01
14.001 - 14.250	1	71,562.12	0.01
14.251 >=	4	159,866.95	0.02
Total:	**6,504**	**$1,044,625,012.80**	**100.00%**

Minimum: 5.100%
Maximum: 15.100%
Weighted Average: 7.825%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	30	$1,268,420.91	0.12%
171 - 180	219	20,504,998.31	1.96
181 - 240	81	7,244,393.84	0.69
301 - 360	6,174	1,015,607,199.74	97.22
Total:	**6,504**	**$1,044,625,012.80**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 355.3

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	60	$3,300,007.44	0.32%
171 - 180	191	18,559,039.08	1.78
181 - 240	79	7,158,766.54	0.69
301 - 360	6,174	1,015,607,199.74	97.22
Total:	**6,504**	**$1,044,625,012.80**	**100.00%**

Minimum: 36.0
Maximum: 360.0
Weighted Average: 353.1

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	9	$523,833.94	0.05%
20.001 - 30.000	27	2,359,455.00	0.23
30.001 - 40.000	69	6,794,108.55	0.65
40.001 - 50.000	166	21,292,395.50	2.04
50.001 - 60.000	280	42,493,312.54	4.07
60.001 - 70.000	727	111,835,430.51	10.71
70.001 - 80.000	2,628	430,300,428.33	41.19
80.001 - 90.000	1,913	315,009,941.28	30.16
90.001 - 100.000	685	114,016,107.15	10.91
Total:	**6,504**	**$1,044,625,012.80**	**100.00%**

Minimum: 10.310%
Maximum: 100.000%
Non-Zero WA: 79.841%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	12	$1,803,778.07	0.17%
451 - 500	17	1,884,998.10	0.18
501 - 550	1,365	206,953,540.32	19.81
551 - 600	1,524	236,220,529.86	22.61
601 - 650	1,730	282,334,387.79	27.03
651 - 700	1,158	196,344,260.19	18.80
701 - 750	532	90,987,940.78	8.71
751 - 800	159	27,252,234.15	2.61
801 >=	7	843,343.54	0.08
Total:	**6,504**	**$1,044,625,012.80**	**100.00%**

Non-Zero Minimum: 479
Maximum: 812
Non-Zero WA: 616

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	3,687	$592,831,559.67	56.75%
Purchase	2,130	337,585,409.05	32.32
Rate/Term Refinance	682	114,026,852.00	10.92
Home Improvement	5	181,192.08	0.02
Total:	**6,504**	**$1,044,625,012.80**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	4,944	$778,550,534.25	74.53%
2-4 Family	556	103,428,981.72	9.90
PUD	537	99,569,789.06	9.53
Condo	425	59,305,566.30	5.68
Manufactured Housing	37	3,231,948.37	0.31
Row House	3	361,058.13	0.03
Townhouse	2	177,134.97	0.02
Total:	**6,504**	**$1,044,625,012.80**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,093	$242,073,112.00	23.17%
CA-N	494	114,030,160.67	10.92
NY	357	75,930,448.83	7.27
FL	529	63,820,754.00	6.11
IL	393	59,083,856.36	5.66
MA	279	58,198,234.27	5.57
TX	445	46,653,483.53	4.47
NJ	189	32,938,071.33	3.15
CO	169	31,098,664.38	2.98
MI	245	26,458,969.16	2.53
CT	127	20,086,391.27	1.92
WA	115	19,754,682.14	1.89
OH	212	19,690,292.22	1.88
MD	100	19,451,479.04	1.86
HI	96	19,441,433.37	1.86
PA	157	16,377,862.91	1.57
NV	98	14,955,390.32	1.43
AZ	126	14,453,885.87	1.38
VA	93	14,097,560.71	1.35
MN	86	12,431,583.87	1.19
MO	123	11,678,083.01	1.12
NC	106	10,918,371.40	1.05
RI	61	8,705,997.75	0.83
GA	57	8,371,309.82	0.80
WI	55	6,708,648.46	0.64
UT	46	6,639,424.31	0.64
OR	42	6,457,137.93	0.62
NH	37	6,097,295.23	0.58
IN	72	5,907,481.71	0.57
TN	63	5,315,123.25	0.51
Other	439	46,799,823.68	4.48
Total:	**6,504**	**$1,044,625,012.80**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	1,533	$228,276,071.08	21.85%
1% of Orig. Bal.	7	825,784.73	0.08
1% of UPB	283	31,010,789.47	2.97
2 Mos. Int on 80%	3	245,675.73	0.02
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	114	15,611,431.85	1.49
2% of Amt. Prepaid,	2	403,265.23	0.04
2% of UPB	210	26,217,125.86	2.51
3 Mos. Int. of UPB	12	2,160,950.59	0.21
3 Mos. Int. on 80% UPB	232	48,141,126.22	4.61
3% 2% 1% of UPB	1	212,727.42	0.02
5% 4% 3% 2% 1% of UPB	10	1,149,375.52	0.11
5% of UPB	1	67,970.23	0.01
6 Mos Int. on UPB	867	135,027,918.08	12.93
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	2,487	427,446,688.27	40.92
6 Mos. Int. on 80% UPB	742	127,828,112.52	12.24
Total:	**6,504**	**$1,044,625,012.80**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	3,872	$580,246,800.15	55.55%
Stated	2,151	390,338,669.19	37.37
No Documentation	388	55,031,165.02	5.27
Limited	93	19,008,378.44	1.82
Total:	**6,504**	**$1,044,625,012.80**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	15	$2,745,835.11	0.36%
3.001 - 3.500	63	13,552,071.45	1.79
3.501 - 4.000	189	36,420,150.13	4.82
4.001 - 4.500	324	58,717,082.39	7.76
4.501 - 5.000	434	69,130,918.45	9.14
5.001 - 5.500	802	138,402,752.67	18.30
5.501 - 6.000	1,145	185,623,068.70	24.54
6.001 - 6.500	619	95,000,261.03	12.56
6.501 - 7.000	544	92,363,256.74	12.21
7.001 - 7.500	275	46,504,424.65	6.15
7.501 - 8.000	78	11,613,616.27	1.54
8.001 - 8.500	31	3,849,429.83	0.51
8.501 - 9.000	12	1,635,048.55	0.22
9.001 - 9.500	3	296,601.51	0.04
9.501 - 10.000	3	332,446.47	0.04
10.001 >=	1	130,763.89	0.02
Total:	**4,538**	**$756,317,727.84**	**100.00%**

Minimum: 1.750%
Maximum: 10.700%
Weighted Average: 5.706%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1	$313,265.69	0.04%
1.500	118	25,896,769.39	3.42
2.000	907	167,889,314.65	22.20
3.000	3,512	562,218,378.11	74.34
Total:	**4,538**	**$756,317,727.84**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.726%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	4,411	$728,641,610.51	96.34%
1.500	127	27,676,117.33	3.66
Total:	**4,538**	**$756,317,727.84**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.018%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	10	$1,765,049.16	0.23%
11.501 - 12.000	61	14,759,530.32	1.95
12.001 - 12.500	178	37,878,988.11	5.01
12.501 - 13.000	456	96,064,342.37	12.70
13.001 - 13.500	596	108,657,531.55	14.37
13.501 - 14.000	833	142,697,530.93	18.87
14.001 - 14.500	696	109,456,782.65	14.47
14.501 - 15.000	726	116,230,066.47	15.37
15.001 - 15.500	345	49,344,356.80	6.52
15.501 - 16.000	321	43,910,227.89	5.81
16.001 - 16.500	116	13,202,404.94	1.75
16.501 - 17.000	119	14,499,428.34	1.92
17.001 - 17.500	28	2,845,809.16	0.38
17.501 - 18.000	35	3,656,006.38	0.48
18.001 - 18.500	9	724,878.06	0.10
18.501 - 19.000	6	416,014.67	0.06
19.001 - 19.500	3	208,780.04	0.03
Total:	**4,538**	**$756,317,727.84**	**100.00%**

Minimum: 11.100%
Maximum: 19.500%
Weighted Average: 14.086%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	14	$2,953,848.60	0.39%
5.501 - 6.000	131	30,098,986.57	3.98
6.001 - 6.500	237	50,100,592.00	6.62
6.501 - 7.000	618	131,290,699.75	17.36
7.001 - 7.500	685	127,137,104.04	16.81
7.501 - 8.000	871	147,523,675.40	19.51
8.001 - 8.500	652	96,877,010.65	12.81
8.501 - 9.000	635	92,185,178.37	12.19
9.001 - 9.500	260	32,496,910.95	4.30
9.501 - 10.000	235	27,991,939.43	3.70
10.001 - 10.500	84	7,949,610.85	1.05
10.501 - 11.000	76	6,872,392.86	0.91
11.001 - 11.500	17	1,285,110.08	0.17
11.501 - 12.000	17	1,111,180.79	0.15
12.001 - 12.500	6	443,487.50	0.06
Total:	**4,538**	**$756,317,727.84**	**100.00%**

Minimum: 4.000%
Maximum: 12.500%
Weighted Average: 7.767%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-07	2	$126,734.36	0.02%
2003-09	1	116,154.76	0.02
2003-11	1	119,174.67	0.02
2004-07	1	74,336.67	0.01
2004-09	1	416,812.35	0.06
2004-10	19	4,335,952.75	0.57
2004-11	82	18,006,411.37	2.38
2004-12	6	1,522,262.05	0.20
2005-01	15	3,264,905.46	0.43
2005-02	64	13,066,892.67	1.73
2005-03	281	53,015,142.43	7.01
2005-04	2,199	360,331,073.48	47.64
2005-05	1,286	216,955,799.03	28.69
2005-06	2	482,500.00	0.06
2005-10	2	608,392.54	0.08
2005-11	16	3,262,672.62	0.43
2005-12	3	443,373.23	0.06
2006-01	1	234,701.60	0.03
2006-02	2	198,182.97	0.03
2006-03	13	2,821,539.66	0.37
2006-04	256	31,622,115.84	4.18
2006-05	233	39,008,532.14	5.16
2008-04	6	1,085,396.61	0.14
2018-04	29	3,528,773.06	0.47
2018-05	17	1,669,895.52	0.22
Total:	**4,538**	**$756,317,727.84**	**100.00%**

limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to

*SAIL 2003-BC6 Collateral Summary – Group 1A**

Total Number of Loans	3,108	Primary Mortgage Insurance Coverage	
Total Outstanding Loan Balance	$457,221,167	Yes	32.6%
Average Loan Principal Balance	$147,111	No	67.4%
Fixed Rate	24.6%		
Adjustable Rate	75.4%	Primary Mortgage Insurance Coverage	
Prepayment Penalty	81.3%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.6%	Yes	76.8%
Weighted Average Margin	5.4%	No	23.2%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	Prepayment Penalty	
Weighted Average Maximum Rate	13.8%	None	18.7%
Weighted Average Floor	7.6%	0.001-1.000	3.7%
Weighted Average Original Term (mo.)	355.6	1.001-2.000	55.0%
Weighted Average Remaining Term (mo.)	353.8	2.001-3.000	22.6%
Weighted Average Loan Age (mo.)	1.8		
Weighted Average Combined LTV	80.5%	Geographic Distribution	
Non-Zero Weighted Average FICO	611	(Other states account individually for less than	
Non-Zero Weighted Average DTI	40.0%	4% of the Cut-off Date principal balance)	
		CA	30.2%
Lien Position		NY	7.8%
First	99.8%	IL	6.6%
Second	0.2%	MA	5.8%
		TX	5.5%
Product Type		FL	5.0%
2/28 ARM (LIBOR)	66.7%		
Fixed Rate	24.3%	Occupancy Status	
3/27 ARM (LIBOR)	7.9%	Primary Home	92.9%
15/15 ARM (LIBOR)	0.8%	Investment	6.6%
Other	0.3%	Second Home	0.4%

**As of Statistical Calculation Date*

Collateral Characteristics - Group 1A

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	90	$3,938,016.99	0.86%
50,000.01 - 100,000.00	899	68,231,484.80	14.92
100,000.01 - 150,000.00	789	98,290,366.92	21.50
150,000.01 - 200,000.00	618	108,368,603.38	23.70
200,000.01 - 250,000.00	395	88,621,346.40	19.38
250,000.01 - 300,000.00	247	67,993,416.18	14.87
300,000.01 - 350,000.00	70	21,777,932.32	4.76
Total:	**3,108**	**$457,221,166.99**	**100.00%**

Minimum: $24,948.75
Maximum: $321,660.61
Weighted Average: $147,111.06

Collateral Characteristics- Group 1A (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	10	$1,793,864.34	0.39%
5.501 - 6.000	56	10,050,194.80	2.20
6.001 - 6.500	228	40,352,615.79	8.83
6.501 - 7.000	562	98,681,338.39	21.58
7.001 - 7.500	551	85,408,771.74	18.68
7.501 - 8.000	625	89,414,585.90	19.56
8.001 - 8.500	425	57,068,853.95	12.48
8.501 - 9.000	350	45,387,142.80	9.93
9.001 - 9.500	135	13,834,383.68	3.03
9.501 - 10.000	100	10,142,538.43	2.22
10.001 - 10.500	27	2,488,916.74	0.54
10.501 - 11.000	29	2,065,024.02	0.45
11.001 - 11.500	3	163,907.51	0.04
11.501 - 12.000	7	369,028.90	0.08
Total:	**3,108**	**$457,221,166.99**	**100.00%**

Minimum: 5.100%
Maximum: 12.000%
Weighted Average: 7.600%

Collateral Characteristics- Group 1A (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$79,935.62	0.02%
171 - 180	94	8,428,045.48	1.84
181 - 240	42	4,001,297.42	0.88
301 - 360	2,971	444,711,888.47	97.26
Total:	**3,108**	**$457,221,166.99**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 355.6

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$79,935.62	0.02%
171 - 180	94	8,428,045.48	1.84
181 - 240	42	4,001,297.42	0.88
301 - 360	2,971	444,711,888.47	97.26
Total:	**3,108**	**$457,221,166.99**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 353.8

Collateral Characteristics- Group 1A (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	3	$159,690.01	0.03%
20.001 - 30.000	12	1,138,307.58	0.25
30.001 - 40.000	21	1,913,266.13	0.42
40.001 - 50.000	68	8,208,273.95	1.80
50.001 - 60.000	128	18,188,540.65	3.98
60.001 - 70.000	317	44,200,435.46	9.67
70.001 - 80.000	1,281	188,766,892.17	41.29
80.001 - 90.000	882	137,506,621.93	30.07
90.001 - 100.000	396	57,139,139.11	12.50
Total:	**3,108**	**$457,221,166.99**	**100.00%**

Minimum: 18.180%
Maximum: 100.000%
Non-Zero WA: 80.496%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	8	$618,712.10	0.14%
501 - 550	643	90,301,790.92	19.75
551 - 600	808	114,781,812.39	25.10
601 - 650	881	130,754,614.90	28.60
651 - 700	517	78,823,505.28	17.24
701 - 750	193	33,013,877.06	7.22
751 - 800	57	8,718,322.19	1.91
801 >=	1	208,532.15	0.05
Total:	**3,108**	**$457,221,166.99**	**100.00%**

Non-Zero Minimum: 500
Maximum: 803
Non-Zero WA: 611

Collateral Characteristics- Group 1A (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,834	$272,181,853.95	59.53%
Purchase	926	132,815,852.84	29.05
Rate/Term Refinance	348	52,223,460.20	11.42
Total:	**3,108**	**$457,221,166.99**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,361	$339,619,389.21	74.28%
2-4 Family	264	45,889,099.05	10.04
PUD	275	43,093,520.79	9.43
Condo	188	26,638,695.50	5.83
Manufactured Housing	18	1,579,821.43	0.35
Row House	1	263,470.41	0.06
Townhouse	1	137,170.60	0.03
Total:	**3,108**	**$457,221,166.99**	**100.00%**

Collateral Characteristics- Group 1A (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	511	$98,248,353.12	21.49%
CA-N	205	39,928,100.97	8.73
NY	187	35,847,005.20	7.84
IL	215	30,129,252.67	6.59
MA	142	26,334,324.46	5.76
TX	243	25,004,948.97	5.47
FL	192	22,901,157.12	5.01
CO	85	15,113,357.21	3.31
NJ	89	14,566,669.43	3.19
MI	122	13,681,924.02	2.99
WA	68	11,244,170.28	2.46
CT	68	9,895,508.65	2.16
AZ	80	9,414,947.71	2.06
VA	59	8,283,758.94	1.81
OH	81	8,163,303.44	1.79
MD	48	8,094,997.01	1.77
PA	67	7,595,689.87	1.66
NC	67	6,220,225.87	1.36
NV	41	5,934,243.35	1.30
MO	60	5,847,721.48	1.28
RI	33	4,751,856.49	1.04
UT	34	4,640,954.46	1.02
MN	33	4,544,984.45	0.99
WI	35	4,298,339.94	0.94
IN	41	3,602,918.22	0.79
HI	22	3,360,089.24	0.73
ME	21	2,604,515.34	0.57
OR	17	2,551,218.56	0.56
NH	15	2,427,974.91	0.53
SC	25	2,382,570.70	0.52
Other	202	19,606,084.91	4.29
Total:	**3,108**	**$457,221,166.99**	**100.00%**

Collateral Characteristics - Group 1A (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	613	$85,336,124.86	18.66%
1% of Orig. Bal.	2	104,876.27	0.02
1% of UPB	186	19,951,304.57	4.36
2 Mos. Int on 80%	2	195,775.26	0.04
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	74	9,583,163.70	2.10
2% of Amt. Prepaid	1	179,852.16	0.04
2% of UPB	122	15,778,133.70	3.45
3 Mos. Int. of UPB	5	861,749.16	0.19
3 Mos. Int. on 80% UPB	127	23,710,331.10	5.19
3% 2% 1% of UPB	1	212,727.42	0.05
5% 4% 3% 2% 1% of UPB	7	594,333.50	0.13
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	1,317	202,571,068.98	44.30
6 Mos. Int. on 80% UPB	651	98,141,726.31	21.46
Total:	**3,108**	**$457,221,166.99**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	2,525	$348,030,422.57	76.12%
Stated	546	101,944,532.13	22.30
Limited	37	7,246,212.29	1.58
Total:	**3,108**	**$457,221,166.99**	**100.00%**

Collateral Characteristics - Group 1A (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	11	$1,732,888.84	0.50%
3.001 - 3.500	33	5,812,789.39	1.69
3.501 - 4.000	126	21,053,413.86	6.11
4.001 - 4.500	207	34,483,734.30	10.00
4.501 - 5.000	271	39,590,123.68	11.48
5.001 - 5.500	597	95,112,973.19	27.59
5.501 - 6.000	582	78,669,976.34	22.82
6.001 - 6.500	263	38,542,591.75	11.18
6.501 - 7.000	178	29,733,669.41	8.63
Total:	**2,268**	**$344,732,160.76**	**100.00%**

Minimum: 2.350%
Maximum: 6.700%
Weighted Average: 5.371%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1A (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	419	$72,866,911.16	21.14%
3.000	1,849	271,865,249.60	78.86
Total:	**2,268**	**$344,732,160.76**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.789%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2,267	$344,553,518.31	99.95%
1.500	1	178,642.45	0.05
Total:	**2,268**	**$344,732,160.76**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.000%

Collateral Characteristics - Group 1A (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	9	$1,629,758.02	0.47%
11.501 - 12.000	40	7,584,144.18	2.20
12.001 - 12.500	119	22,044,843.88	6.39
12.501 - 13.000	301	54,223,472.00	15.73
13.001 - 13.500	356	55,650,095.80	16.14
13.501 - 14.000	477	71,737,414.67	20.81
14.001 - 14.500	371	52,682,131.75	15.28
14.501 - 15.000	317	44,951,572.58	13.04
15.001 - 15.500	134	17,032,841.00	4.94
15.501 - 16.000	99	12,327,587.40	3.58
16.001 - 16.500	18	1,684,431.93	0.49
16.501 - 17.000	20	2,366,650.61	0.69
17.001 - 17.500	4	496,947.13	0.14
17.501 - 18.000	3	320,269.81	0.09
Total:	**2,268**	**$344,732,160.76**	**100.00%**

Minimum: 11.100%
Maximum: 18.000%
Weighted Average: 13.815 %

Collateral Characteristics- Group 1A (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	9	$1,629,758.02	0.47%
5.501 - 6.000	40	7,584,144.18	2.20
6.001 - 6.500	154	28,728,738.43	8.33
6.501 - 7.000	408	74,807,593.22	21.70
7.001 - 7.500	384	60,150,454.29	17.45
7.501 - 8.000	476	69,322,171.62	20.11
8.001 - 8.500	342	46,489,288.05	13.49
8.501 - 9.000	267	36,103,568.73	10.47
9.001 - 9.500	97	10,417,002.90	3.02
9.501 - 10.000	70	7,442,674.57	2.16
10.001 - 10.500	14	1,464,671.50	0.42
10.501 - 11.000	6	521,435.91	0.15
11.501 - 12.000	1	70,659.34	0.02
Total:	**2,268**	**$344,732,160.76**	**100.00%**

Minimum: 5.100%
Maximum: 12.000%
Weighted Average: 7.602%

Collateral Characteristics- Group 1A (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-07	1	$74,336.67	0.02%
2004-12	3	631,930.23	0.18
2005-01	12	2,096,728.84	0.61
2005-02	49	8,466,406.12	2.46
2005-03	203	33,172,279.88	9.62
2005-04	1,033	153,593,558.45	44.55
2005-05	671	106,251,249.68	30.82
2005-06	2	482,500.00	0.14
2005-11	1	238,694.44	0.07
2005-12	2	373,573.21	0.11
2006-01	1	234,701.60	0.07
2006-02	2	198,182.97	0.06
2006-03	6	1,345,083.83	0.39
2006-04	126	15,439,607.54	4.48
2006-05	120	18,473,420.33	5.36
2018-04	22	2,397,776.64	0.70
2018-05	14	1,262,130.33	0.37
Total:	**2,268**	**$344,732,160.76**	**100.00%**

SAIL 2003-BC6 Collateral Summary – Group 1B*

Total Number of Loans	860	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$120,303,278	Yes	16.6%
Average Loan Principal Balance	$139,888	No	83.4%
Fixed Rate	40.3%		
Adjustable Rate	59.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.9%	Yes	70.6%
Weighted Average Margin	5.0%	No	29.4%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	23.1%
Weighted Average Floor	8.0%	0.001-1.000	8.3%
Weighted Average Original Term (mo.)	352.8	1.001-2.000	42.0%
Weighted Average Remaining Term (mo.)	351.2	2.001-3.000	26.5%
Weighted Average Loan Age (mo.)	1.7		
Weighted Average Combined LTV	75.7%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	620	(Other states account individually for less than	
Non-Zero Weighted Average DTI	37.7%	4% of the Cut-off Date principal balance)	
		CA	16.3%
Lien Position		NY	13.6%
First	99.5%	FL	10.6%
Second	0.5%	MA	9.7%
		NJ	6.7%
Product Type		TX	4.5%
2/28 ARM (LIBOR)	55.3%	IL	3.6%
Fixed Rate	40.2%	CT	3.5%
3/27 ARM (LIBOR)	4.0%		
15/15 ARM (LIBOR)	0.4%	**Occupancy Status**	
Other	0.0%	Primary Home	89.2%
		Investment	8.4%
		Second Home	2.4%

**As of Statistical Calculation Date*

Collateral Characteristics - Group 1B

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	17	$836,296.85	0.70%
50,000.01 - 100,000.00	267	20,237,302.47	16.82
100,000.01 - 150,000.00	251	31,595,043.45	26.26
150,000.01 - 200,000.00	160	27,339,644.65	22.73
200,000.01 - 250,000.00	94	20,998,676.40	17.45
250,000.01 - 300,000.00	62	16,490,812.14	13.71
300,000.01 - 350,000.00	9	2,805,501.57	2.33
Total:	**860**	**$120,303,277.53**	**100.00%**

Minimum: $41,760.18
Maximum: $321,333.79
Weighted Average: $139,887.53

Collateral Characteristics- Group 1B (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	1	$135,291.14	0.11%
5.501 - 6.000	7	1,583,944.22	1.32
6.001 - 6.500	53	8,345,601.82	6.94
6.501 - 7.000	102	16,691,522.69	13.87
7.001 - 7.500	146	21,306,365.42	17.71
7.501 - 8.000	176	25,429,941.61	21.14
8.001 - 8.500	135	17,576,810.40	14.61
8.501 - 9.000	114	14,161,679.98	11.77
9.001 - 9.500	54	6,577,557.38	5.47
9.501 - 10.000	52	6,523,340.82	5.42
10.001 - 10.500	9	898,995.26	0.75
10.501 - 11.000	7	788,335.33	0.66
11.001 - 11.500	3	204,057.31	0.17
11.501 - 12.000	1	79,834.15	0.07
Total:	**860**	**$120,303,277.53**	**100.00%**

Minimum: 5.300%
Maximum: 11.850%
Weighted Average: 7.867%

Collateral Characteristics- Group 1B (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$236,984.85	0.20%
171 - 180	31	3,259,502.65	2.71
181 - 240	20	1,820,283.67	1.51
301 - 360	807	114,986,506.36	95.58
Total:	**860**	**$120,303,277.53**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.8

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$236,984.85	0.20%
171 - 180	31	3,259,502.65	2.71
181 - 240	20	1,820,283.67	1.51
301 - 360	807	114,986,506.36	95.58
Total:	**860**	**$120,303,277.53**	**100.00%**

Minimum: 118.0
Maximum: 359.0
Weighted Average: 351.2

Collateral Characteristics- Group 1B (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
10.001 - 20.000	3	$220,819.52	0.18%
20.001 - 30.000	3	194,125.09	0.16
30.001 - 40.000	13	1,308,495.61	1.09
40.001 - 50.000	34	4,071,183.25	3.38
50.001 - 60.000	62	8,194,559.75	6.81
60.001 - 70.000	141	21,278,216.76	17.69
70.001 - 80.000	403	56,810,797.04	47.22
80.001 - 90.000	162	21,507,103.50	17.88
90.001 - 100.000	39	6,717,977.01	5.58
Total:	**860**	**$120,303,277.53**	**100.00%**

Minimum: 19.520%
Maximum: 99.200%
Non-Zero WA: 75.699%

FICO Score			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
<= 0	10	$1,362,677.82	1.13%
451 - 500	3	342,940.33	0.29
501 - 550	160	23,043,872.26	19.15
551 - 600	179	24,574,445.45	20.43
601 - 650	225	29,587,827.31	24.59
651 - 700	163	23,783,623.25	19.77
701 - 750	98	14,624,568.87	12.16
751 - 800	22	2,983,322.24	2.48
Total:	**860**	**$120,303,277.53**	**100.00%**

Non-Zero Minimum: 500
Maximum: 790
Non-Zero WA: 620

Collateral Characteristics- Group 1B (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	546	$76,395,049.83	63.50%
Purchase	249	34,310,486.59	28.52
Rate/Term Refinance	65	9,597,741.11	7.98
Total:	**860**	**$120,303,277.53**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	635	$88,798,910.22	73.81%
2-4 Family	96	15,371,898.59	12.78
PUD	66	9,514,930.21	7.91
Condo	51	5,477,486.56	4.55
Manufactured Housing	12	1,140,051.95	0.95
Total:	**860**	**$120,303,277.53**	**100.00%**

Collateral Characteristics- Group 1B (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
NY	91	$16,389,092.62	13.62%
CA-S	72	13,475,970.06	11.20
FL	107	12,739,061.57	10.59
MA	68	11,726,340.81	9.75
NJ	51	8,079,796.73	6.72
CA-N	37	6,189,854.20	5.15
TX	49	5,383,601.87	4.48
IL	32	4,334,102.93	3.60
CT	28	4,209,121.94	3.50
CO	24	3,502,693.30	2.91
RI	22	3,144,821.38	2.61
PA	31	3,053,631.23	2.54
MI	27	2,554,612.96	2.12
VA	16	2,429,281.53	2.02
MD	16	2,316,650.91	1.93
NC	19	1,902,641.77	1.58
OH	16	1,846,413.80	1.53
MN	15	1,817,097.14	1.51
NH	12	1,742,421.42	1.45
AZ	18	1,728,827.04	1.44
ME	14	1,549,440.25	1.29
OR	10	1,376,969.12	1.14
WA	10	1,348,880.92	1.12
NV	8	1,229,456.15	1.02
MO	11	1,088,945.62	0.91
IN	7	760,488.43	0.63
ID	7	699,161.50	0.58
TN	10	633,668.60	0.53
SC	5	446,046.33	0.37
LA	5	423,840.98	0.35
Other	22	2,180,344.42	1.81
Total:	**860**	**$120,303,277.53**	**100.00%**

Collateral Characteristics - Group 1B (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	197	$27,833,962.28	23.14%
1% of UPB	44	4,604,080.66	3.83
2 Mos. Int on 80%	1	49,900.47	0.04
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	18	2,418,540.56	2.01
2% of UPB	50	6,138,270.20	5.10
3 Mos. Int. on 80% UPB	67	11,474,973.44	9.54
5% 4% 3% 2% 1% of UPB	2	195,288.52	0.16
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	463	64,539,501.92	53.65
6 Mos. Int. on 80% UPB	18	3,048,759.48	2.53
Total:	**860**	**$120,303,277.53**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Stated	832	$116,294,917.83	96.67%
No Documentation	12	1,840,897.82	1.53
Limited	13	1,784,223.32	1.48
Full	3	383,238.56	0.32
	860	**$120,303,277.53**	**100.00%**

Collateral Characteristics - Group 1B (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 3.000	1	$50,652.36	0.07%
3.001 - 3.500	17	3,069,938.33	4.27
3.501 - 4.000	39	6,494,047.75	9.04
4.001 - 4.500	84	11,454,885.49	15.94
4.501 - 5.000	122	16,411,425.25	22.84
5.001 - 5.500	126	16,485,705.91	22.95
5.501 - 6.000	81	11,129,927.81	15.49
6.001 - 6.500	47	5,762,491.41	8.02
6.501 - 7.000	8	985,426.86	1.37
Total:	**525**	**$71,844,501.17**	**100.00%**

Minimum: 2.950%
Maximum: 6.700%
Weighted Average: 4.967%

Collateral Characteristics- Group 1B (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
3.000	525	$71,844,501.17	100.00%
Total:	**525**	**$71,844,501.17**	**100.00%**

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	525	$71,844,501.17	100.00%
Total:	**525**	**$71,844,501.17**	**100.00%**

Collateral Characteristics - Group 1B (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	1	$135,291.14	0.19%
11.501 - 12.000	4	806,466.87	1.12
12.001 - 12.500	22	3,292,575.77	4.58
12.501 - 13.000	49	7,936,196.28	11.05
13.001 - 13.500	71	10,430,723.38	14.52
13.501 - 14.000	119	16,693,189.24	23.24
14.001 - 14.500	94	12,534,428.14	17.45
14.501 - 15.000	82	9,880,592.58	13.75
15.001 - 15.500	43	5,412,806.26	7.53
15.501 - 16.000	33	3,981,376.62	5.54
16.001 - 16.500	5	484,833.29	0.67
16.501 - 17.000	2	256,021.60	0.36
Total:	**525**	**$71,844,501.17**	**100.00%**

Minimum: 11.300%
Maximum: 16.750%
Weighted Average: 13.999%

Collateral Characteristics- Group 1B (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	1	$135,291.14	0.19%
5.501 - 6.000	4	806,466.87	1.12
6.001 - 6.500	22	3,292,575.77	4.58
6.501 - 7.000	49	7,936,196.28	11.05
7.001 - 7.500	71	10,430,723.38	14.52
7.501 - 8.000	119	16,693,189.24	23.24
8.001 - 8.500	94	12,534,428.14	17.45
8.501 - 9.000	83	10,053,788.68	13.99
9.001 - 9.500	43	5,412,806.26	7.53
9.501 - 10.000	32	3,808,180.52	5.30
10.001 - 10.500	5	484,833.29	0.67
10.501 - 11.000	2	256,021.60	0.36
Total:	**525**	**$71,844,501.17**	**100.00%**

Minimum: 5.300%
Maximum: 10.750%
Weighted Average: 7.997%

Collateral Characteristics- Group 1B (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2005-02	1	$173,196.10	0.24%
2005-04	298	42,790,538.00	59.56
2005-05	179	23,579,378.91	32.82
2006-04	27	2,957,609.98	4.12
2006-05	16	1,842,547.09	2.56
2018-04	2	174,431.57	0.24
2018-05	2	326,799.52	0.45
Total:	**525**	**$71,844,501.17**	**100.00%**

SAIL 2003-BC6 Collateral Summary – Group 3*

Total Number of Loans	874	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$220,348,521	Yes	30.9%
Average Loan Principal Balance	$252,115	No	69.1%
Fixed Rate	41.0%		
Adjustable Rate	59.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	67.3%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.8%	Yes	66.1%
Weighted Average Margin	5.6%	No	33.9%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	32.7%
Weighted Average Floor	7.4%	0.001-1.000	5.4%
Weighted Average Original Term (mo.)	354.2	1.001-2.000	42.7%
Weighted Average Remaining Term (mo.)	351.2	2.001-3.000	18.7%
Weighted Average Loan Age (mo.)	3.0	4.0001-5.000	0.6%
Weighted Average Combined LTV	80.9%		
Non-Zero Weighted Average FICO	632	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.9%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	45.2%
First	99.8%	NY	7.1%
Second	0.2%	MA	5.3%
		GA	3.8%
Product Type		FL	3.5%
2/28 ARM (LIBOR)	53.7%	TX	3.3%
Fixed Rate	40.9%	IL	3.2%
3/27 ARM (LIBOR)	4.9%	MD	3.1%
5/25 ARM (LIBOR)	0.2%		
Other	0.3%	**Occupancy Status**	
		Primary Home	94.9%
		Investment	4.4%
		Second Home	0.7%

**As of Statistical Calculation Date*

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	62	$2,317,471.34	1.05%
50,000.01 - 100,000.00	175	12,903,241.86	5.86
100,000.01 - 150,000.00	107	13,192,563.42	5.99
150,000.01 - 200,000.00	64	11,159,750.34	5.06
200,000.01 - 250,000.00	37	8,162,225.77	3.70
250,000.01 - 300,000.00	13	3,516,816.03	1.60
300,000.01 - 350,000.00	125	41,887,195.69	19.01
350,000.01 - 400,000.00	133	50,259,873.78	22.81
400,000.01 - 450,000.00	68	28,933,578.88	13.13
450,000.01 - 500,000.00	50	24,062,817.44	10.92
500,000.01 - 550,000.00	15	7,950,610.09	3.61
550,000.01 - 600,000.00	10	5,820,466.55	2.64
600,000.01 - 650,000.00	9	5,719,323.54	2.60
650,000.01 - 700,000.00	2	1,378,255.76	0.63
700,000.01 - 750,000.00	3	2,165,620.18	0.98
900,000.01 - 950,000.00	1	918,710.20	0.42
Total:	**874**	**$220,348,520.87**	**100.00%**

Minimum: $16,488.60
Maximum: $918,710.20
Weighted Average: $252,115.01

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	17	$6,940,214.67	3.15%
6.001 - 6.500	55	19,471,024.48	8.84
6.501 - 7.000	152	51,091,709.47	23.19
7.001 - 7.500	81	28,775,231.33	13.06
7.501 - 8.000	95	35,706,623.61	16.20
8.001 - 8.500	104	21,512,083.15	9.76
8.501 - 9.000	171	32,470,973.69	14.74
9.001 - 9.500	83	14,070,527.25	6.39
9.501 - 10.000	34	4,253,295.59	1.93
10.001 - 10.500	19	1,685,837.81	0.77
10.501 - 11.000	27	1,949,481.04	0.88
11.001 - 11.500	18	1,251,944.32	0.57
11.501 - 12.000	14	910,657.15	0.41
12.001 - 12.500	3	204,516.64	0.09
13.501 - 14.000	1	54,400.67	0.02
Total:	**874**	**$220,348,520.87**	**100.00%**

Minimum: 5.600%
Maximum: 13.545%
Weighted Average: 7.756%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	18	$722,655.89	0.33%
171 - 180	55	5,315,570.94	2.41
181 - 240	13	1,167,748.78	0.53
301 - 360	788	213,142,545.26	96.73
Total:	**874**	**$220,348,520.87**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 354.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	33	$1,696,137.96	0.77%
171 - 180	41	4,403,890.80	2.00
181 - 240	12	1,105,946.85	0.50
301 - 360	788	213,142,545.26	96.73
Total:	**874**	**$220,348,520.87**	**100.00%**

Minimum: 36.0
Maximum: 360.0
Weighted Average: 351.2

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	3	$143,324.41	0.07%
20.001 - 30.000	7	676,665.35	0.31
30.001 - 40.000	13	1,465,310.35	0.66
40.001 - 50.000	24	4,231,843.51	1.92
50.001 - 60.000	30	6,842,297.18	3.11
60.001 - 70.000	76	21,210,467.60	9.63
70.001 - 80.000	275	82,512,731.63	37.45
80.001 - 90.000	301	72,013,122.54	32.68
90.001 - 100.000	145	31,252,758.30	14.18
Total:	**874**	**$220,348,520.87**	**100.00%**

Minimum: 10.310%
Maximum: 100.000%
Non-Zero WA: 80.906%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$321,950.77	0.15%
451 - 500	1	250,156.19	0.11
501 - 550	114	29,962,896.82	13.60
551 - 600	149	41,711,196.23	18.93
601 - 650	213	60,041,393.46	27.25
651 - 700	226	53,275,800.37	24.18
701 - 750	125	24,895,471.12	11.30
751 - 800	42	9,601,623.98	4.36
801 >=	3	288,031.93	0.13
Total:	**874**	**$220,348,520.87**	**100.00%**

Non-Zero Minimum: 500
Maximum: 812
Non-Zero WA: 632

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	437	$109,900,378.82	49.88%
Purchase	348	84,547,900.16	38.37
Rate/Term Refinance	88	25,857,081.96	11.73
Home Improvement	1	43,159.93	0.02
Total:	**874**	**$220,348,520.87**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	722	$177,185,769.14	80.41%
PUD	77	26,107,625.96	11.85
2-4 Family	34	8,596,780.78	3.90
Condo	38	8,269,117.12	3.75
Manufactured Housing	2	149,263.50	0.07
Townhouse	1	39,964.37	0.02
Total:	**874**	**$220,348,520.87**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	171	$63,188,081.54	28.68%
CA-N	103	36,464,378.19	16.55
NY	45	15,711,860.90	7.13
MA	34	11,672,388.11	5.30
GA	57	8,371,309.82	3.80
FL	48	7,753,487.98	3.52
TX	49	7,354,524.72	3.34
IL	29	7,045,348.53	3.20
MD	20	6,776,824.12	3.08
CO	20	6,062,816.42	2.75
NJ	17	5,666,111.63	2.57
WA	16	3,896,554.45	1.77
OH	43	3,828,781.02	1.74
HI	10	2,898,122.33	1.32
MN	14	2,765,190.06	1.25
NV	9	2,408,041.58	1.09
MI	11	2,326,274.45	1.06
IA	19	2,256,520.69	1.02
VA	9	1,996,264.27	0.91
NC	9	1,677,970.12	0.76
MO	11	1,650,759.08	0.75
CT	5	1,557,504.47	0.71
TN	13	1,468,985.21	0.67
AZ	11	1,394,028.53	0.63
PA	11	1,338,137.54	0.61
NH	6	1,210,071.83	0.55
LA	5	1,154,903.50	0.52
OR	6	1,042,799.06	0.47
WY	5	989,296.15	0.45
SC	7	960,380.66	0.44
Other	61	7,460,803.91	3.39
Total:	**874**	**$220,348,520.87**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	405	$71,951,367.57	32.65%
1% of Orig. Bal.	1	479,578.56	0.22
1% of UPB	5	1,553,393.06	0.70
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	3	1,025,058.36	0.47
2% of UPB	4	1,049,693.69	0.48
3 Mos. Int. on 80% UPB	21	8,317,337.92	3.77
5% 4% 3% 2% 1% of UPB	1	359,753.50	0.16
6 Mos Int. on UPB	141	31,935,848.65	14.49
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	233	80,139,571.90	36.37
6 Mos. Int. on 80% UPB	60	23,536,917.66	10.68
Total:	**874**	**$220,348,520.87**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	385	$100,188,783.79	45.47%
Stated	231	78,170,150.28	35.48
No Documentation	245	37,197,196.84	16.88
Limited	13	4,792,389.96	2.17
Total:	**874**	**$220,348,520.87**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	2	$752,461.92	0.58%
3.001 - 3.500	11	4,389,705.00	3.37
3.501 - 4.000	16	6,582,260.56	5.06
4.001 - 4.500	25	10,182,973.45	7.83
4.501 - 5.000	38	12,273,015.50	9.43
5.001 - 5.500	64	23,260,688.85	17.88
5.501 - 6.000	97	36,772,945.72	28.27
6.001 - 6.500	36	12,399,205.21	9.53
6.501 - 7.000	40	14,753,085.27	11.34
7.001 - 7.500	21	8,071,338.98	6.20
8.001 - 8.500	2	429,014.68	0.33
8.501 - 9.000	1	102,638.26	0.08
10.001 >=	1	130,763.89	0.10
Total:	**354**	**$130,100,097.29**	**100.00%**

Minimum: 3.000%
Maximum: 10.700%
Weighted Average: 5.588%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.500	15	$5,552,616.57	4.27%
2.000	74	29,220,771.30	22.46
3.000	265	95,326,709.42	73.27
Total:	**354**	**$130,100,097.29**	**100.00%**

Minimum: 1.500%
Maximum: 3.000%
Weighted Average: 2.711%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	337	$124,039,484.37	95.34%
1.500	17	6,060,612.92	4.66
Total:	**354**	**$130,100,097.29**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.023%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.501 - 12.000	13	$5,346,237.81	4.11%
12.001 - 12.500	26	10,342,644.07	7.95
12.501 - 13.000	53	22,334,877.19	17.17
13.001 - 13.500	52	19,852,157.15	15.26
13.501 - 14.000	64	24,400,884.26	18.76
14.001 - 14.500	47	14,567,916.14	11.20
14.501 - 15.000	63	23,106,252.18	17.76
15.001 - 15.500	17	4,883,503.41	3.75
15.501 - 16.000	9	2,495,842.92	1.92
16.001 - 16.500	3	1,236,935.61	0.95
16.501 - 17.000	3	829,009.13	0.64
17.001 - 17.500	1	147,554.27	0.11
17.501 - 18.000	2	425,519.26	0.33
19.001 - 19.500	1	130,763.89	0.10
Total:	**354**	**$130,100,097.29**	**100.00%**

Minimum: 11.600%
Maximum: 19.500%
Weighted Average: 13.771%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	1	$537,407.24	0.41%
5.501 - 6.000	22	8,680,330.17	6.67
6.001 - 6.500	31	12,298,172.63	9.45
6.501 - 7.000	73	30,509,081.68	23.45
7.001 - 7.500	64	24,091,359.45	18.52
7.501 - 8.000	69	25,884,048.02	19.90
8.001 - 8.500	32	9,268,531.33	7.12
8.501 - 9.000	36	12,465,528.99	9.58
9.001 - 9.500	15	4,088,630.98	3.14
9.501 - 10.000	7	1,639,003.76	1.26
10.501 - 11.000	2	404,600.89	0.31
11.501 - 12.000	1	102,638.26	0.08
12.001 - 12.500	1	130,763.89	0.10
Total:	**354**	**$130,100,097.29**	**100.00%**

Minimum: 4.000%
Maximum: 12.500%
Weighted Average: 7.428%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-11	1	$119,174.67	0.09%
2004-09	1	416,812.35	0.32
2004-10	4	1,470,133.53	1.13
2004-11	8	2,915,400.80	2.24
2004-12	2	738,407.51	0.57
2005-01	3	1,168,176.62	0.90
2005-02	9	3,639,023.07	2.80
2005-03	27	10,624,143.41	8.17
2005-04	165	61,154,152.53	47.01
2005-05	103	36,119,229.20	27.76
2005-10	1	465,358.21	0.36
2005-11	2	618,348.10	0.48
2005-12	1	69,800.02	0.05
2006-03	2	767,957.31	0.59
2006-04	8	2,942,514.56	2.26
2006-05	15	5,851,069.82	4.50
2008-04	1	521,140.04	0.40
2018-04	1	499,255.54	0.38
Total:	**354**	**$130,100,097.29**	**100.00%**